

Comprehensive Zoning GIS Map For On Demand Due Diligence



The Problem



Housing Crisis

- CA has a shortage of 500,000 affordable units while millions of Americans are just one paycheck away from a financial crisis.
- US homeless population of 550,000 projected to increase.



Barrier to Entry

- A lack of easily accessible and affordable zoning information has created a barrier of entry for would-be developers.



Disruption

- Covid-19 has accelerated the adoption of hybrid workspaces and adaptive reuse of commercial properties to housing, demand for industrial centers and need for sustainable urban development.

The Solution

- GIS map where users can search for and generate reports that provide essential zoning information and identify red flags that can inhibit development potential.

- Partnered with an architectural firm KTGY to provide conceptual massing scenarios that take the eventual next step of optimizing avg unit size, mix, height and parking.

- Providing ADU (Accessory Dwelling Unit) reports to residential agents and homeowners as its the easiest way to create a legal unit or two in CA.

Sample Brick Work GIS Map report



ZONE_SUBTYPE	R1-B
ZONE	R1
PARCEL_TYPE	CORNER LOT
PARCEL_LOCATION	<Null>
ADJ_COM	NO
ADJ_RES	<Null>
LOT_WIDTH	49.99766
LOT_DEPTH	131.502665
LOT_AREA	6549.655907
ZONE_TYPE	RESIDENTIAL
MIN_SETBACK_FRONT_STORY_1	15
MIN_SETBACK_FRONT_STORY_2	21
MIN_SETBACK_SIDE_STORY_1	5
MIN_SETBACK_SIDE_STORY_2	5
MIN_SETBACK_SIDE_STORY_3	6
MIN_SETBACK_SIDE_STORY_4	6
MIN_SETBACK_REAR	15
MAX_SETBACK_FRONT	30
MAX_SETBACK_SIDE	30
MAX_DWELLING_UNITS	2
OPEN_SPACE_REQ	N/A
Label	R1-B
Description	Residential, Single-Family or Two-Unit Low Density
DwellingUnitsPerAreaMax	<Null>


West Hollywood Zoning ...
Existing
Scenario 1
Zoning
Overlays
Overrides
Zoning in Scenario
Select one or multiple boundaries to inspect.
Study Area: 5,053.78 ac
ac
R4-B 156.33 0
R3-B 119.39 0
R1-B 118.3 0
R4-A 87.5 0
R-2 82.32 0
CC-1 79.83 0
SSP 57.89 0
PF 34.04 0

BRICK WORK

Subscription Plans



Novice

$0/mo

(0) Zoning Reports or ADU Reports Per Month

$50 per lot Zoning Report

$150 per ADU Report



Will go to $100 per lot



Specialist

$100/mo

(4) Zoning Reports

OR

1 ADU + 1 Zoning Report Per Month



Will go to $200/mo



Pro

$250/mo

(10) Zoning Reports

OR

3 ADU + 1 Zoning Report Per Month



Will go to $400/mo

Milestones



November 2018
Brick+Work Launch
Access to feasibility reports and featured properties

June 2021
Product Market Fit
34 paid users 5,950 MRR
85% YOY Sales Growth

September 2021
Capital Raise
Crowdfund our Seed Round to scale build out of map and users.

October 2021
Scale Partnerships
CBRE, Keller Williams, Coldwell Banker, etc.

October 2021
Beta Map Launch
Integrate our reports within a customized GIS Map.

November 2021
Territory Expansion
Target key cities for expansion

BRICK+WORK

Target Market

2
Million
Real Estate Agents in the U.S.

Adopted By:

45,000
Commercial Agents

255,000
Residential Agents

$432
Million ARR

$6.5
Billion Valuation





Capital Raise
$1,000,000 SAFE note at $10,000,000 pre-money valuation



Traction



Projected Sales by Year
Sales ($)
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
$203,332
$326,988
$844,867
$1,779,715
$2,970,995
2021
2022
2023
2024
2025

BRICK WORK

YOY revenue up

80%

Net Income up

125%

Why Us?

The Irvine Team consists of ex-city planners who are real time helping to entitle projects in and around LA.



Alex Irvine
Chief Executive Officer

Founder of Irvine & Associates, Inc. with over 16 years experience as a land use consultant in the City of Los Angeles, has entitled several commercial and residential projects throughout the city.



John Jung
Business Development & Marketing

Founder of Trupath Real Estate and Lending which leverages cloud based CRM to process and fund mortgage loans. Has 12 years of experience working with clients to help locate/sell properties and find creative financing.

BRICK + WORK

Advisors





Brian Donahue
Chief Financial Officer

CFO of Ember Technologies, Inc since 2018 and VP of Finance at Mattel, Inc for 15 years. Has experience leading early stage companies through rapid growth, including multiple equity and debt financings.

John West
Managing Director

Managing Director in the Consulting practice at Syneos Health where he has advised clients in the pharmaceutical and biotechnology industry for over 10 years. Has experience leading teams in the management of complex projects related to organizational change, clinical studies, and drug safety.

BRICK+WORK

Additional Sources of Income

1
License Map to Municipalities

- Most Jurisdictions lack comprehensive and easily understandable GIS zoning maps or code

2
Brick+Work Developments

- Raise our own funds by creating our own cryptocurrency
- Build using latest in construction tech like 3D printed stackable modular to set precedent and boilerplate for others to follow.

3
Property Arbitrage

- Provide opportunities that include analytics from AI Software
- Analyze updates in plans and zoning to identify properties with high yield potential

Thank You
For Your Consideration!



 www.brickwork.la

 contact@brickwork.la

 @brickworkla

 @work _brick